Baker & Hostetler LLP 600 Anton Boulevard Suite 900 Costa Mesa, CA 92626-7221 T 714.754.6600 F 714.754.6611 www.bakerlaw.com Randolf W. Katz Direct dial: 714.966.8807 rwkatz@bakerlaw.com

January 23, 2015

Via E-mail: ravitza@sec.gov

and EDGAR correspondence

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance – Mail Stop 6010

Washington, DC 20549

Re:	Terra Tech Corp. Registration Statement on Form S-1; Filed December 24, 2014 File No. 333-201261

Dear Ms. Ravitz:

Per our telephone conversation on January 23, 2015, and on behalf of Terra Tech Corp., a Nevada corporation (the “Company”), we are submitting the Company’s proposed disclosure in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 20, 2015 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-201261) (the “Registration Statement”) filed with the Commission on December 24, 2014.

The Company was asked, among other items, to provide disclosure regarding its new subsidiary “IVXX.” In response to the Staff’s comment, the Company proposes to revise the Registration Statement by filing Amendment No. 1 to the Registration Statement to include the following disclosure:

On pages 7, 38, and 39, among others in Amendment No. 1, the Company proposes to include the following disclosure:

Cincinnati Cleveland Columbus Costa Mesa Denver Houston Los Angeles New York Orlando Washington, DC

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

“On September 16, 2014, we formed IVXX, LLC, a Nevada limited liability company (“IVXX”) for the purposes of producing a line of cannabis flowers and cigarettes, as well as a complete line of cannabis pure concentrates including: oils, waxes, shatters and clears. We currently offer these products to two select dispensaries in Northern California, and anticipate expanding our business to Nevada and other states in which the sale of marijuana is legally permitted. We are using our super critical CO2 extraction lab located in Oakland, California to produce these product lines. Although distributing medical marijuana is permitted in California, provided compliance with applicable state and local laws, rules and regulations, marijuana is illegal under federal law. Strict enforcement of federal law regarding marijuana to proceed with IVXX’s business could expose IVXX to potential criminal liability and subject its properties to civil forfeiture.”

The Company also proposes adding in the following information under the heading “Description of Properties” on or about page 39:

“IVXX recently completed construction of its extraction lab located at 578 West Grand Avenue, Oakland, California 94612. The lab is approximately 550 square feet. The lab is not currently utilized at full capacity. The lab is located in the marijuana dispensary of Blum Oakland, a company in which Derek Peterson, our President and Chief Executive Officer, holds a 12% ownership interest in. IVXX is currently not charged any rent to use the space.”

The Company was also asked to provide disclosure regarding Mr. Peterson’s experience with his medical marijuana lab and dispensary. The Company proposes to provide the following disclosure on page 53:

“Mr. Peterson also owns a 12% interest in Blum Oakland, a medical marijuana dispensary located in Oakland, California. As a co-owner of Blum Oakland, Mr. Peterson has worked with governmental agencies and tax authorities in Oakland, including working with the city to establish medical cannabis ordinances, competed for a permit to operate, and responded to a city request for proposal. Mr. Peterson’s experiences gained through these matters will assist us in launching and operating the proposed medical marijuana cultivation, production and dispensary businesses of MediFarm, MediFarm I and MediFarm II, as well as IVXX’s launch of its cannabis flowers and cigarettes and line of pure concentrates.”

Lastly, the Company was asked to update its disclosure to reflect compensation for its most recently completed fiscal year. The Company proposes to provide the disclosure set forth on the attachment to this letter.

In addition, in this morning’s conversation, we also touched upon the current materiality of IVXX to the Company’s operations – both from a quantitative (financial) perspective, as well as from a qualitative perspective. On December 10, 2014, the Company “introduced” IVXX as “a new brand of exceptional quality cannabis products.” As of December 31, 2014, the end of the Company’s 2014 fiscal year, and through the first three weeks of January, IVXX has neither contributed materially to the Company’s revenues nor resulted in the Company incurring material expenditures. Although the Company concluded that, from a quantitative (financial) perspective, IVXX may not yet be material, the Company has also concluded that, from a qualitative perspective, disclosure of IVXX’s existence and its intended business operations and related financial requirements is now appropriate. Thus, as noted above, the Company is providing the proposed disclosure in Amendment No. 1 in respect of the current status of IVXX and its intended operations and financial requirements. Further, as a technical matter, IVXX will be listed as a subsidiary on Exhibit 21.1.

Please let us know if you have any questions regarding the Company’s proposed disclosure and if the Company’s proposed disclosure meets your concerns.

Very truly yours,

/s/ Randolf W. Katz

Randolf W. Katz

Baker & Hostetler LLP

RWK/dlp

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

EXECUTIVE COMPENSATION

Summary Compensation Table

As a smaller reporting company during fiscal years 2013 and 2014, we are required to disclose the executive compensation of our “Named Executive Officers,” which consist of the following individuals: (i) any individual serving as our principal executive officer or acting in a similar capacity (the “CEO”); (ii) the two other most highly compensated executive officers of the Company serving as executive officers at the most recently completed fiscal year; and (iii) any additional individuals for whom disclosure would have been provided but for the fact the individual was not serving as an executive officer at the end of the most recently completed fiscal year.

During fiscal 2013, no compensation was accrued by or paid to any such Named Executive Officers.

The following Summary Compensation Table sets forth for fiscal 2013 and 2014, the compensation, awarded to, paid to, or earned by our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards Stock ($)(4)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation ($)	All Other Compensation ($)(5)	Total ($)

Derek Peterson (1)	2014	201,000	0	311,765	0	0	0	6,000	518,765
	2013	0	0	0	0	0	0	0	0

Ken Vande Vrede (2)	2014	110,000	100,000	235,555	0	0	0	2,500	448,055
	2013	0	0	0	0	0	0	0	0

Michael James (3)	2014	132,500	0	549,481	0	0	0	6,000	687,981
	2013	0	0	0	0	0	0	0	0

_______________

(1)	Appointed President, Chief Executive Officer, and Chairman of the Board, on February 9, 2012.

(2)	Appointed Chief Operating Officer and Director on February 25, 2013.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

(3)	Appointed Chief Financial Officer on February 9, 2012.

(4)	For valuation purposes, the dollar amount shown is calculated based on the market price of the Common Stock on the grant dates. The number of shares granted, the grant date, and the market price of such shares for each Named Executive Officer is set forth below.

(5)	The amounts disclosed represent a car allowance of $500 per month.

Narrative Disclosure to Summary Compensation Table

During fiscal year 2013, none of our Named Executive Officers were compensated for services rendered to us in any capacity. The following is a narrative discussion of the information that we believe is necessary to understand the information disclosed in the foregoing Summary Compensation Table with respect to fiscal year 2014.

We currently do not have a stock option plan. We do not currently have an incentive plan that provides compensation intending to serve as an incentive for performance.

Derek Peterson.

Mr. Peterson earned total cash compensation for his services to the Company in fiscal year 2014 in the amount of $201,000. This represents his annual base salary for fiscal 2014. The base salary paid to Mr. Peterson for fiscal year 2014 constituted approximately 38.75% of the total compensation paid to Mr. Peterson as set forth in the “Total” column in the Summary Compensation Table.

On July 9, 2014, we issued Mr. Peterson 588,235 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Mr. Peterson also received $6,000 as set forth in the “All Other Compensation” column, which represents a car allowance of $500 per month for 12 months.

Ken Vande Vrede.

Mr. Vande Vrede earned total cash compensation for his services to the Company in fiscal year 2014 in the amount of $210,000. This represents his annual base salary of $110,000 and a bonus in the amount of $100,000. The base salary paid to Mr. Vande Vrede for fiscal year 2014 constituted approximately 24.56% of the total compensation paid to Mr. Vande Vrede as set forth in the “Total” column in the Summary Compensation Table. Mr. Vande Vrede also earned a bonus in the amount of $100,000 for his assistance in completing and implementing the greenhouse facilities used by Edible Garden and his contributions in raising capital for the Company.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

On July 9, 2014, we issued Mr. Vande Vrede 444,444 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Mr. Vande Vrede also received $2,500 as set forth in the “All Other Compensation” column, which represents a car allowance of $500 per month for five months.

Michael James.

Mr. James earned total cash compensation for his services to the Company in fiscal year 2014 in the amount of $132,500. This represents his annual base salary for fiscal 2014. The base salary paid to Mr. James for fiscal year 2014 constituted approximately 19.26% of the total compensation paid to Mr. James as set forth in the “Total” column in the Summary Compensation Table.

On July 9, 2014, we issued Mr. James 490,196 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier. On December 23, 2014, we issued Mr. James 200,000 shares of Series B Preferred Stock, which is convertible into 1,076,865 shares of Common Stock. The price per share was $0.269, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Mr. James also received $6,000 as set forth in the “All Other Compensation” column, which represents a car allowance of $500 per month for 12 months.

Outstanding Equity Awards

We had no outstanding equity awards as of the fiscal years ended December 31, 2013 or 2014.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

As of the date hereof, we have not entered into any employment agreements with any of our executive officers.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

Director Compensation

The following table sets forth director compensation as of December 31, 2014:

Name (1)	Fees Earned Paid in Cash ($)	Stock Awards ($)(7)	Option Awards ($)	Non-Equity Incentive Plan Compensation($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation($)(8)	Total ($)

Amy Almsteier (2)	39,000	103,921	0	0	0	0	142,921

Michael Nahass (3)	210,000	1,056,415	0	0	0	6,000	1,272,415

Steven Ross (4)	0	106,000	0	0	0	$0	$106,000

Steve Vande Vrede (5)	25,000	235,555	0	0	0	0	260,555

Mike Vande Verde (6)	25,000	235,555	0	0	0	0	260,555

_______________

(1)

Derek Peterson and Ken Vande Vrede are not included in this table as they were executive officers of the Company during fiscal year 2014 and thus received no compensation for their service as directors. The compensation of Mr. Peterson and Mr. Vande Vrede as employees of the Company is shown in the Executive Compensation Section, Summary Compensation Table.

(2)	Appointed Secretary, Treasurer and a director on February 9, 2012.

(3)	Served as President, Secretary and Treasurer from January 26, 2012 until February 9, 2012. Appointed as a director on January 26, 2012.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

(4)	Appointed as a director on July 23, 2012.

(5)	Appointed as a director on April 24, 2013.

(6)	Appointed as a director on April 24, 2013.

(7)	For valuation purposes, the dollar amount shown is calculated based on the market price of the Common Stock on the grant dates. The number of shares granted, the grant date, and the market price of such shares for each director is set forth below.

(8)	The amount disclosed represents a car allowance of $500 per month

Narrative to Director Compensation Table

The following is a narrative discussion of the material information which we believe is necessary to understand the information disclosed in the previous table. All travel and lodging expenses associated with corporate matters are reimbursed by us, if and when incurred.

Amy Almsteier.

Mrs. Almsteier earned total cash compensation for her services to the Company in fiscal year 2014 in the amount of $39,000. This represents her annual base salary for fiscal 2014 in connection with her services as Secretary and Treasurer and base fees in connection with her service as a director. This base amount paid to Mrs. Almsteier for fiscal year 2014 constituted approximately 2.7% of the total amounts paid to Mrs. Almsteier as set forth in the “Total” column in the Summary Compensation Table.

On July 9, 2014, we issued Mrs. Almsteier 196,078 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

Michael Nahass.

Mr. Nahass earned total cash fees for his services to the Company in fiscal year 2014 in the amount of $210,000. This represents his annual base fees for fiscal 2014. The base fees paid to Mr. Nahass for fiscal year 2014 constituted approximately 16.50% of the total compensation paid to Mr. Nahass as set forth in the “Total” column in the Summary Compensation Table.

On July 9, 2014, we issued Mr. Nahass 490,196 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier. On December 23, 2014, we issued Mr. Nahass 550,000 shares of Series B Preferred Stock, which is convertible into 2,961,379 shares of Common Stock. The price per share was $0.269, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Mr. Nahass also received $6,000 as set forth in the “All Other Compensation” column, which represents a car allowance of $500 per month for 12 months.

Steven Ross.

On July 9, 2014, we issued Mr. Ross 200,000 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier. The issuance of these shares were pursuant to the terms of the Independent Director Agreement by and between the Company and Mr. Ross.

The Company and Mr. Ross also entered into the Indemnification Agreement, whereby the Company agreed to indemnify Mr. Ross, subject to certain exceptions, for claims against him that may arise in connection with the performance of his duties as a director for the Company.

Steve Vande Vrede.

Mr. Vande Vrede earned total cash fees for his services to the Company in fiscal year 2014 in the amount of $25,000. This represents his annual base fees for fiscal 2014. The base fees paid to Mr. Vande Vrede for fiscal year 2014 constituted approximately 9.59% of the total compensation paid to Mr. Vande Vrede as set forth in the “Total” column in the Summary Compensation Table.

On July 9, 2014, we issued Mr. Vande Vrede 444,444 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

January 23, 2015

Mike Vande Vrede.

Mr. Vande Vrede earned total cash fees for his services to the Company in fiscal year 2014 in the amount of $25,000. This represents his annual base fees for fiscal 2014. The base fees paid to Mr. Vande Vrede for fiscal year 2014 constituted approximately 9.59% of the total compensation paid to Mr. Vande Vrede as set forth in the “Total” column in the Summary Compensation Table.

On July 9, 2014, we issued Mr. Vande Vrede 444,444 shares of Common Stock. The price per share was $0.53, as reported on the OTC Market Group, Inc.’s OTCQB tier.

Risk Assessment in Compensation Programs

Beginning in fiscal year 2014, the Company paid compensation to its employees, including executive and non-executive officers. Due to the size and scope of the business, and the amount of compensation, the Company does not have any employee compensation policies and programs to review to determine whether its policies and programs create risks that are reasonably likely to have a material adverse effect on the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of with respect to the holdings of: (1) each person known to us to be the beneficial owner of more than 5% of our Common Stock; (2) each of our directors, nominees for director and named executive officers; and (3) all directors and executive officers as a group. To the best of our knowledge, each of the persons named in the table below as beneficially owning the shares set forth therein has sole voting power and sole investment power with respect to such shares, unless otherwise indicated. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, at the address of: 4700 Von Karman, Suite 100, Newport Beach, California 92660.